SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 3)1

Alaska Communications Systems Group, Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
01167P101
(CUSIP Number)
Karen Singer, 212 Vaccaro Drive, Cresskill, NJ, 07626 (Tel.) (201) 750-0415
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
January 9, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

Page 1 of 7 pages

_______________________

1 The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	01167P101	13D/A3	Page 2 of 7

1	NAME OF REPORTING PERSON
Karen Singer

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)	[ ]
		(b)	[ ]
3	SEC USE ONLY
4	_______________ SOURCE OF FUNDS*
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,639,984
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
2,639,984
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,639,984
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.0%

14	TYPE OF REPORTING PERSON*
IN

CUSIP No.	01167P101	13D/A3	Page 3 of 7

1	NAME OF REPORTING PERSON
TAR Holdings LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)	[ ]
		(b)	[ ]
3	SEC USE ONLY
4	_______________ SOURCE OF FUNDS*
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,639,984[2]
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
2,639,984[3]
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,639,984
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.0%

14	TYPE OF REPORTING PERSON*
OO

______________________

2 Ms. Singer has sole voting power with respect to all the shares held by TAR Holdings LLC.

3 Ms. Singer has sole dispositive power with respect to all shares held by TAR Holdings LLC.

SCHEDULE 13D/A3

This constitutes Amendment No. 3 (the “Amendment No. 3”) to the statement on Schedule 13D filed on behalf of Karen Singer, dated and filed December 15, 2017 (as amended, the “Statement”), relating to the common stock, $0.01 par value per share (the “Common Stock” or “Shares”), of Alaska Communication Systems Group, Inc. (the “Company” or the “Issuer”). Unless specifically amended or modified hereby, the disclosure set forth in the Statement shall remain unchanged.

Item 4.	Purpose of the Transaction

Item 4 of the Statement is hereby amended to add the following:

The purpose of this Amendment No. 3 is to report that the Reporting Person is deeply concerned regarding the Issuer’s adoption of that certain Section 382 Tax Benefits Preservation Plan (the “Poison Pill”) on January 8, 2018. It is the Reporting Person’s understanding that the Issuer’s NOL position has not changed (or has changed immaterially) in the past three years. It cannot be a coincidence that the Issuer would now adopt the Poison Pill, purportedly under the guise of preserving the Issuer’s NOLs, shortly after the Reporting Person expressed its belief that the Issuer is being mismanaged and that significant changes at the Board and management level are warranted. The adoption of the Poison Pill appears clearly to constitute an attempt by the current Board and management to entrench themselves without regard to the interests of the Issuer’s stockholders.

The Reporting Person is also alarmed to learn that Shawn O’Donnell, upon information and belief, the only independent member of the Board, recently resigned. The Reporting Person believes that Mr. O’Donnell may have resigned due to the Board’s unwillingness to include Mr. O’Donnell in its decision-making processes, in apparent violation of the Board’s duty to consider the input of each member of the Board.

Except in connection with the matters described in this Item 4 and as contemplated herein, Ms. Singer does not currently have any specific plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D. Ms. Singer reserves the right to change plans and take any and all actions that Ms. Singer may deem appropriate to maximize the value of her investment, including, among other things, purchasing or otherwise acquiring additional securities of the Issuer, selling or otherwise disposing of any securities of the Issuer beneficially owned by her, in each case in the open market or in privately negotiated transactions or formulating other plans or proposals regarding the Issuer or its securities to the extent deemed advisable by Ms. Singer in light of her general investment policies, market conditions, subsequent developments affecting the Issuer and the general business and future prospects of the Issuer. Ms. Singer may take any other action with respect to the Issuer or any of the Issuer’s debt or equity securities in any manner permitted by applicable law.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Statement is hereby amended and restated in its entirety as follows:

The aggregate percentage of shares of Common Stock reported owned is based upon 52,447,518 shares of Common Stock outstanding as reported in the Issuer’s Form 10-Q filed on November 9, 2017.

A. TAR Holdings LLC

(a)       As of the date hereof, TAR Holdings beneficially owns 2,639,984 shares of Common Stock, which shares are held directly by TAR Holdings.

Percentage: Approximately 5.0%

(b)         1. Sole power to vote or direct vote: 2,639,9844

       2. Shared power to vote or direct vote: 0

       3. Sole power to dispose or direct the disposition: 2,639,9845

       4. Shared power to dispose or direct the disposition: 0

(c)        The following table details the transactions effected by TAR Holdings since the filing of the Amendment No. 2 to the Statement:

On January 10, 2018, TAR Holdings closed put options6 (i) with an exercise price of $2.50 and an expiration date of January 19, 2018 with respect to 179,500 underlying Shares and (ii) with an exercise price of $2.50 and an expiration date of April 20, 2018 with respect to 2,500 underlying Shares.

B. Ms. Singer

(a)       As of the date hereof, Ms. Singer, as the sole Member of TAR Holdings, beneficially owns 2,639,984 shares of Common Stock held by TAR Holdings.

Percentage: Approximately 5.0%

(b)         1. Sole power to vote or direct vote: 2,639,984

       2. Shared power to vote or direct vote: 0

       3. Sole power to dispose or direct the disposition: 2,639,984

       4. Shared power to dispose or direct the disposition: 0

(c)       The following table details the transactions effected by Ms. Singer since the filing of the Amendment No. 2 to the Statement:

______________________

4 See FN 2.

5 See FN 3.

6 With respect to each of the options, the counterparty to the option has, until the relevant expiration date, the exclusive right to cause TAR Holdings to purchase the underlying Shares at the relevant exercise price.

On January 10, 2018, TAR Holdings closed put options7 (i) with an exercise price of $2.50 and an expiration date of January 19, 2018 with respect to 179,500 underlying Shares and (ii) with an exercise price of $2.50 and an expiration date of April 20, 2018 with respect to 2,500 underlying Shares.

(d)        No Person other than Ms. Singer has the right to receive or the power to direct the receipt of distributions or dividends from, or the proceeds from the transfer of, the reported securities.

(e)        Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not Applicable.

________________________

7 With respect to each of the options, the counterparty to the option has, until the relevant expiration date, the exclusive right to cause TAR Holdings to purchase the underlying Shares at the relevant exercise price.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 16, 2018

By:          /s/ Karen Singer

Karen Singer